Exhibit 99.1

 Box Ships Inc.

BOX SHIPS ISSUES LETTER TO SHAREHOLDERS

ATHENS, Greece, July 11, 2016 – Box Ships Inc. (OTCQX: TEUFF), a global shipping company specializing in the transportation of containers, today released a letter to shareholders.

To our shareholders:

Now that we are halfway through 2016 I want to update you on recent events, explain the actions we are taking at this difficult time, and give you some thoughts about moving forward.

The famous inventor Thomas Edison once said, “Genius is one percent inspiration and ninety-nine percent perspiration.”

Steering Box Ships through a long, cyclical downturn is just the same: a lot of hard work. We need to continue to work hard, stick to our plans, and ultimately get through these hard times.

Like you, I have watched as maritime shipping has been mired in a long downturn. The entire container shipping sector has suffered and, along with the dry bulk and LNG sectors, we are at cyclical lows.

I have seen these times before. I have been in marine shipping, as a shipping company founder, executive and technical superintendent supervising vessels for other shipping companies, for more than 35 years. These highs and lows are a part of life and we understand the classically cyclical nature of the business. Times like these are not only financially difficult, they are humbling as well.

At Box Ships, we are doing the prudent thing. We are managing through the downturn, preserving cash liquidity by reducing operating and administrative costs significantly and working closely with our lenders. In recent weeks we renegotiated our loans and deferred loan instalment payments until Q1 2017, positioning ourselves to be able to move forward when times change -- which they will.

It’s difficult to predict exactly when conditions will improve. The analysts who follow shipping are quite often wrong. Experience tells us that change often comes when you least expect it. And when it comes, things can change quickly. If necessary, we have approval from the Board of Directors to initiate a reverse stock split and move forward when market conditions change for the better.

Today, as we enter the second half of 2016, our management team believes better days are ahead. Market sentiment has clearly shifted in recent months, away from the depressed views back in January and February.

I can promise you we will be ready when the containership sector begins to rebound. If I didn’t think this was a battle we could win, I wouldn’t be in the fight. I am a significant Box Ships shareholder myself. Our interests are aligned.

We are optimistic about the future and are positioned to exploit any opportunities. We appreciate your ongoing support and trust, and hope you will continue to have faith in our leadership throughout the remaining months of 2016 and into the future.

Sincerely,

Michael Bodouroglou

Founder, Chairman and Chief Executive Officer

Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, without limitation, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for container shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Box Ships does not undertake an obligation to update or revise any forward-looking statement. Investors should read the risk factors set forth in the Annual Report on Form 20-F for the year ended December 31, 2015, as filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2016 and future periodic reports filed with the SEC on or after the date hereof. All of Box Ships’ forward-looking statements are expressly qualified by all such risk factors and other cautionary statements. The information set forth herein speaks only as of the date hereof.

Contacts

Box Ships Inc.

+30 210-891-4600

ir@box-ships.com

DresnerAllenCaron

Michael Mason (Investors)

mmason@dresnerallencaron.com

(212) 691-8087

Len Hall (Media)

lhall@dresnerallencaron.com

(949) 474-4300